SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2014

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)	10

Schedule H, Part IV. Line 4j – Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Plan Administrator, Audit Committee and Participants
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets at December 31, 2014, and Schedule of Reportable Transactions for the year ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Louisville, Kentucky
June 26, 2015

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Cash	$0	$22,004

Investments at fair value:
Community Trust Bancorp, Inc. common stock	18,417,832	20,007,099
Mutual funds	33,099,381	30,070,500
Money market funds	4,135,364	4,893,667
Total investments	55,652,577	54,971,266

Receivables:
Accrued interest and dividends receivable	162,627	153,112
Total receivables	162,627	153,112

Total Assets	55,815,204	55,146,382

Liabilities
Excess Contributions Payable	50,610	16,165

Net assets available for benefits	$55,764,594	$55,130,217

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

Additions:	2014	2013
Contributions:
Participant contributions	$2,384,236	$2,336,340
Employer contributions	1,001,137	979,667
Total contributions	3,385,373	3,316,007

Investment income:
Net appreciation (depreciation) in fair value of investments	(359,522)	10,934,159
Interest and dividends	1,183,931	1,090,095
Total investment income	824,409	12,024,254

Deductions:
Benefits paid to participants	(3,575,405)	(5,928,928)

Increase in net assets available for benefits	634,377	9,411,333

Net assets available for benefits:
Beginning of year	55,130,217	45,718,884

End of year	$55,764,594	$55,130,217

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2014 and 2013
and For the Years Ended December 31, 2014 and 2013

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. ("CTBI") and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company ("CTIC").  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2014 and 2013, the maximum amount of voluntary contributions was $17,500. Participants  age  50 and over may also make a catch-up contribution of $5,500 to the Plan.  During 2014 and 2013, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant's deferred compensation contributions, not to exceed 4% of such participant's compensation.

Participant Accounts

Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant's account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his deferral account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts and Excess Contributions

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $5,648 and $12,635, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non-discrimination testing.  Excess contributions payable were $50,610 and $16,165 as of December 31, 2014 and 2013, respectively.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan's Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows as of December 31, 2014 and 2013:

	2014	2013
CTBI common stock; 503,082 (2014) and 487,330 (2013) shares	$18,417,832	$20,007,099

Goldman Sachs FS Gov't MM FD #465; 4,119,080 (2014) and 4,893,623 (2013) shares	4,119,080	4,893,623

Vanguard Totl Bd Mkt; 0 (2014) and 369,905 (2013) shares	0	3,906,199

Vanguard Selected Value Fund; 103,829 (2014) and 0 (2013) units	2,946,675	0

Vanguard 500 Index Fund; 61,124 (2014) and 75,697 (2013) units	11,606,910	10,652,027

Vanguard Windsor II Fund; 54,503 (2014) and 50,576 (2013) units	3,608,107	3,299,552

Harbor International Fund #11; 0 (2014) and 38,840 (2013) units	0	2,758,035

Vanguard Intm Term Corp-Adm; 390,236 (2014) and 0 (2013) units	3,836,017	0

Other investments less than 5% of net assets available for benefits	11,117,956	9,454,731
Total Investments	$55,652,577	$54,971,266

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value in 2014 by ($359,522) and appreciated in value in 2013 by $10,934,159 as follows:

	2014	2013
CTBI common stock	$(2,134,685)	$5,859,169
Mutual funds	1,775,163	5,074,990
Net appreciation (depreciation) in fair value of investments	$(359,522)	$10,934,159

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated May 7, 2015.  Accordingly, no provision for income taxes has been included in the Plan's financial statements. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for years before 2010.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2014	2013
CTBI common stock	$18,417,832	$20,007,099

7.  Plan Amendment

Effective January 1, 2007, the Plan was amended to state the Plan is intended to constitute a plan described in Section 404(c) of ERISA and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by any Participant or Beneficiary.  The Plan was also amended and restated effective April 1, 2013, to provide each eligible employee the election to contribute through payroll deductions to the Plan commencing on his or her entry date a percentage of his or her compensation not less than one percent (1%) nor more than (20%) in whole percentage points.  On January 27, 2014, a plan document effective January 1, 2013 was adopted to incorporate all previously adopted amendments into a single plan document for submission to the IRS for a plan determination letter.    On May 7, 2015, the IRS issued a determination letter for the Plan.

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were $367,257 and $18,690 at December 31, 2014 and 2013, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2014.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2014 and December 31, 2013:

		Fair Value Measurements as of December 31, 2014 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$18,417,832	$18,417,832	$0	$0
Fixed income bonds	5,185,987	5,185,987	0	0
Equity – Small Cap	2,479,445	2,479,445	0	0
Equity – Mid Cap	5,012,169	5,012,169	0	0
Equity – Large Cap	16,415,517	16,415,517	0	0
Equity – International	2,468,387	2,468,387	0	0
Multi-strategy Target Dates*	1,537,876	1,537,876	0	0
Money market funds	4,135,364	4,135,364	0	0
	$55,652,577	$55,652,577	$0	$0

		Fair Value Measurements as of December 31, 2013 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$20,007,099	$20,007,099	$0	$0
Fixed income bonds	5,186,021	5,186,021	0	0
Equity – Small Cap	2,261,520	2,261,520	0	0
Equity – Mid Cap	4,387,709	4,387,709	0	0
Equity – Large Cap	14,943,887	14,943,887	0	0
Equity – International	2,758,035	2,758,035	0	0
Multi-strategy Target Dates*	533,328	533,328	0	0
Money market funds	4,893,667	4,893,667	0	0
	$54,971,266	$54,971,266	$0	$0

*This class consists of target date retirement funds investing in multiple strategies of asset allocation among stocks and bonds that automatically shifts the allocation over time.

10. Subsequent Events

Subsequent events have been reviewed through June 26, 2015, which is the date the financial statements were issued.

                SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
                                                December 31, 2014

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)		Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 38,472 units		**	$1,271,131

Goldman Sachs Growth Opportunities	Equity Mutual Fund, 74,432 units		**	2,065,494

Harbor International Fund #11	Equity Mutual Fund, 38,104 units		**	2,468,387

Vanguard Small Cap Growth Index Fund	Equity Bond Fund, 27,300 units		**	1,208,314

Vanguard Growth Index	Equity Bond Fund, 22,356 units		**	1,200,500

Vanguard Selected Value Fund	Equity Bond Fund, 103,829 units		**	2,946,675

Vanguard TG Retirement 2015	Equity Bond Fund, 36,994 units		**	565,634

Vanguard TG Retirement 2020	Equity Bond Fund 6,837 units		**	194,583

Vanguard TG Retirement 2025	Equity Bond Fund 16,352 units		**	270,292

Vanguard TG Retirement 2030	Equity Bond Fund 10,691 units		**	310,478

Vanguard TG Retirement 2035	Equity Bond Fund 704 units		**	12,552

Vanguard TG Retirement 2040	Equity Bond Fund 313 units		**	9,313

Vanguard TG Retirement 2045	Equity Bond Fund 7,210 units		**	134,471

Vanguard TG Retirement 2050	Equity Bond Fund 477 units		**	14,119

Vanguard TG Retirement 2055	Equity Bond Fund 582 units		**	18,622

Vanguard Index TGT Retire Income	Equity Bond Fund 605 units		**	7,812

Vanguard Windsor II Fund –Adm	Equity Bond Fund, 54,503 units		**	3,608,107

Vanguard 500 Index Fund	Equity Bond Fund, 61,124 units		**	11,606,910
				27,913,394
Fixed Mutual Funds

Vanguard Short Term Bond Index	Fixed Bond Fund, 128,814 units		**	1,349,970

Vanguard Intm Term Corp-Adm	Fixed Bond Fund, 390,236 units		**	3,836,017
				5,185,987
Money Market Funds
Goldman Sachs FS Gov't MM FD #465	Money Market Fund, 4,119,080 shares		**	4,119,080

SEI Daily Income Gov't Fund #36	Money Market Fund, 16,284 shares		**	16,284
				4,135,364
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 503,082 shares		**	18,417,832

Total investments				$55,652,577

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #006
Schedule of Reportable Transactions

For the Year Ended December 31, 2014

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Single transactions in excess of 5%

Goldman Sachs		$2,766,927		$2,734,849	$32,079

Vanguard Tot Bd Mkt		$3,952,847		$3,926,919	$25,928

Vanguard Selected Value	$2,766,927			$2,766,927

Vanguard Intm Term Corp-Adm	$3,952,847			$3,952,847
Vanguard 500 Index Fund-Sign		$11,038,959		$10,717,919	$321,040

Vanguard 500 Index Fund-Adm	$11,038,959			$11,038,959

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 26, 2015	By:	/s/
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

By:	/s/
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources